EXPENSE LIMITATION AGREEMENT

PIMCO Flexible Real Estate Income Fund

650 Newport Center Drive

Newport Beach, CA 92660

June 22, 2022

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Dear Sirs:

This will confirm the agreement between Pacific Investment Management Company LLC (“PIMCO”) and PIMCO Flexible Real Estate Income Fund (the “Fund”) as follows:

1. The Fund may offer multiple classes of shares. This Agreement shall pertain to each class of the Fund.

2. Pursuant to an Administration Agreement dated June 22, 2022 (the “Administration Agreement” ) between the Fund and PIMCO, the Fund has retained PIMCO to provide or procure supervisory, administrative and other services to the Fund and its shareholders. Pursuant to the Administration Agreement, the Fund pays to PIMCO a monthly supervisory and administrative fee at annual rates with respect to each share class of the Fund as set forth in the Administration Agreement (the “Supervisory and Administrative Fee”).

3. The Fund shall be subject to a limit on the payment of organizational expenses (including any initial offering expenses), the payment of expenses associated with obtaining or maintaining a Legal Entity Identifier (“LEI”) and/or payment of the Fund’s pro rata Trustees’ fees (the “Specified Expenses”) in any fiscal year of 0.07% of the Fund’s average daily net assets (the “Expense Limit”).

4. To the extent that the Specified Expenses in any fiscal year exceed the Expense Limit for the Fund, that portion of such expenses that cause the Specified Expenses for the Fund to exceed the Expense Limit (the “Excess Amount”) shall be waived, reduced or, if previously paid, reimbursed by PIMCO as provided in paragraph 5.

5. Each month the Specified Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Specified Expenses for any month exceed the Expense Limit, PIMCO shall waive or reduce its Supervisory and Administrative Fee for such month, or reimburse the Fund, by an amount sufficient to reduce the annualized Specified Expenses below the Expense Limit for that month.

6. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Supervisory and Administrative Fees waived or reduced with respect to the previous fiscal year shall equal the Excess Amount.

7. If in any month during which the Administration Agreement is in effect, the estimated annualized Specified Expenses of the Fund for that month are less than the Expense Limit, PIMCO shall be entitled to reimbursement by the Fund of any Supervisory and Administrative Fees waived or reduced pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six (36)) months, to the extent that the Fund’s annualized Specified Expense plus the amount so reimbursed does not exceed, for such month, the Expense Limit, provided that such amount paid to PIMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to PIMCO.

8. This Agreement shall remain in effect for the one-year period following the date as of which the Fund’s registration statement on Form N-2 is initially declared effective (the “Initial Term”). Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Administration Agreement, or it may be terminated by the Fund, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO at its principal place of business.

9. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

10. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Supervisory and Administrative Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of Administration Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Supervisory and Administrative Agreement or the 1940 Act.

11. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

12. It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the trust property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund, as provided in the Fund’s Declaration of Trust, and as amended from time to time.

If the foregoing correctly sets forth the agreement between the Fund and PIMCO, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,
PIMCO FLEXIBLE REAL
ESTATE INCOME FUND
By:
Name: Eric Johnson
Title: President

ACCEPTED:
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
By:
Name: Richard LeBrun
Title: Managing Director